UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                                Lexar Media, Inc.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    52886P104
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 26, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 52886P104

1  NAME OF REPORTING PERSON
     Icahn Partners Master Fund LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     3,444,165

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     3,444,165

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,444,165

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.17%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No. 52886P104

1  NAME OF REPORTING PERSON
     Icahn Offshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     3,444,165

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     3,444,165

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,444,165

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.17%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No. 52886P104

1  NAME OF REPORTING PERSON
     CCI Offshore Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     3,444,165

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     3,444,165

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,444,165

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.17%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No. 52886P104

1  NAME OF REPORTING PERSON
     Icahn Partners LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     2,733,575

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     2,733,575

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,733,575

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.31%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No. 52886P104

1  NAME OF REPORTING PERSON
     Icahn Onshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     2,733,575

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     2,733,575

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,733,575

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.31%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No. 52886P104

1  NAME OF REPORTING PERSON
     CCI Onshore Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     2,733,575

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     2,733,575

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,733,575

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.31%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No. 52886P104

1  NAME OF REPORTING PERSON
     Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     6,177,740

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     6,177,740

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,177,740


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.47%

14 TYPE OF REPORTING PERSON*
     IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 2 to the Schedule 13D relates to the Common Shares, $0.0001 par value, (the "Shares"), of Lexar Media, Inc. a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on March 17, 2006, as amended by Amendment No.1 filed on April 6, 2006 (as amended by amendment No. 1, the "Original 13D"), on behalf of the Registrants (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D. The address of the principal executive offices of the Issuer is 47300 Bayside Parkway, Fremont, California 94538.

Item 3. Source and Amount of Funds or Other Consideration

     The following is amended and restated as follows:

     As of May 26, 2006, the aggregate purchase price of the 6,177,740 Shares purchased by Icahn Master and Icahn Partners, collectively, was $47,599,761.07 (including commissions). The source of funding for the purchase of these Shares was the respective general working capital of the purchasers.

Item 4. Purpose of Transaction

     The following is amended to add the following:

     Recently, representatives of the Registrants met with representatives of the Issuer, at Issuer's request, and indicated to Issuer that they continue to oppose, and will vote against, the proposed transaction between Issuer and Micron. Additionally, representatives of Registrants met with representatives of Micron and discussed the proposed transaction and Registrants opposition thereto.

Registrants have recently held discussions with several large holders of Issuer's common stock who have also indicated their opposition to the proposed transaction. Registrants intend to continue contacting other large stockholders prior to Issuer's meeting to discuss Registrants opposition to the proposed transaction.

Item 5. Interest in Securities of the Issuer

     Item 5 is amended and restated as follows:

         (a) As of May 26, 2006, Registrants may be deemed to beneficially own, in the aggregate, 6,177,740 Shares, representing approximately 7.47% of the Issuer's outstanding Shares (based upon the 82,688,092 Shares stated to be outstanding as of April 28, 2006 by the Issuer in the Issuer's 10-Q filed with the Securities and Exchange Commission on May 10, 2006).

         (b) Icahn Master has sole voting power and sole dispositive power with regard to 3,444,165 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,733,575 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

         Each of Icahn Offshore, CCI Offshore and Carl C. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following table and the notes thereto sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, and the table includes commissions paid in per share prices.


                                   No. of Shares  Price
       Name            Date        Purchased      Per Share
       --------------- ----------- -----------    ------------
       Icahn Master    05/25/06    122,960        9.31
       --------------- ----------- -----------    ------------
       Icahn Master    05/26/06    290,000        9.51
       --------------- ----------- -----------    ------------
       Icahn Master    05/26/06    304,500        9.49
       --------------- ----------- -----------    ------------
       Icahn Partners  05/25/06    89,040         9.31
       --------------- ----------- -----------    ------------
       Icahn Partners  05/26/06    210,000        9.51
       --------------- ----------- -----------    ------------
       Icahn Partners  05/26/06    220,500        9.49
       --------------- ----------- -----------    ------------


                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 26, 2006


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


ICAHN PARTNERS MASTER FUND LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


ICAHN OFFSHORE LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


CCI OFFSHORE CORP.

 By: /s/ Keith Meister
     -----------------
     Name:  Keith Meister
     Title: Authorized Signatory


ICAHN PARTNERS LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


ICAHN ONSHORE LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


CCI ONSHORE CORP.

By:  /s/ Keith Meister
     -----------------
     Name:  Keith Meister
     Title: Authorized Signatory

       [Signature Page of Schedule 13D Amendment No. 2 - Lexar Media Inc.]